650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0001

November 16, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	J. Nolan McWilliams

Dietrich King

Keira Nakada

Jim Rosenberg

Re:	Alector, Inc.

Draft Registration Statement on Form S-1

Submitted on October 12, 2018

CIK No. 0001653087

Ladies and Gentlemen:

On behalf of our client, Alector, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 7, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on October 12, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

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Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Please revise throughout to remove any inference regarding the efficacy of your product candidates, that your product candidates are more likely than others to receive FDA or foreign approval, or that your product candidates are more likely to receive faster approvals. Given that the determination of a product’s safety and efficacy is solely within the FDA’s authority and your product candidates have not yet completed clinical trials, these inferences are not appropriate. We note by way of example your statement in the second bullet point on page 1 regarding your ability to “obtain meaningful indications of efficacy earlier than would otherwise be expected”; your statement in the last full paragraph that certain clinical trials “have the potential to demonstrate clinical efficacy more quickly”; your statement on page 101 regarding “efficacy in an animal disease model”; and similar statements elsewhere in the prospectus.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1, 14, 16, 89, 97, 100 and 104 of the Registration Statement.

2.	Refer to the clinical pipeline table on pages 2 and 88. Please include columns for each of Phase 1, 2, and 3 clinical trials and clarify that AL001 is in the beginning of Phase 1.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the table on pages 2 and 90 of the Registration Statement to break it into two separate tables.

3.

Refer to the table captioned “Programs in R&D” on pages 2 and 88. Please tell us why you believe it is material to investors to include this table in the prospectus summary. In this regard, we note you have four product candidates that appear to be significantly more advanced in their development than the candidates in the “Programs in R&D” table and you are prioritizing the development of the more advanced candidates over the development of the other candidates. If you believe it is material to retain the “Programs in R&D” table, please further differentiate it from the pipeline table appearing immediately above it in order to reduce the risk of the tables being viewed as a single table.

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The Company respectively advises the Staff that showing the breadth of the Company’s Discovery Platform is important for investors to understand the Company’s strategy to advance a broad portfolio of product candidates to improve the probability of technical success over shorter development timelines. Including the research programs in development table demonstrates to investors that the Company is focused on not only a select few product candidates but is also working to identify and pursue additional product candidates and is investing Company time, effort and resources in this regard.

Further, in response to the Staff’s comments, the Company has revised the tables on pages 2 and 90 of the Registration Statement differentiate the research programs in development table from the pipeline table.

4.

Please balance the first paragraph following the tables on page 2 and 88 by clarifying that orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has deleted the references to orphan drug designation on pages 2 and 88 of the Registration Statement and revised the disclosure on page 99 of the Registration Statement.

5.	In the first paragraph following the tables on page 2, please define pharmacokinetic and pharmacodynamic and briefly explain the different characteristics in AL001 and AL101.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 73, 90, 101, 99 and 106 of the Registration Statement to delete the discussion of the different pharmacokinetic and pharmacodynamic characteristics of AL001 and AL101 and to highlight the different target indications of AL001 and AL101 as the Company believes that such target indications are the important differentiating characteristics of AL001 and AL101. Further, where the pharmacokinetic and pharmacodynamic characteristics are discussed elsewhere on page 99 of the Registration Statement the Company has defined such terms.

Implications of Being an Emerging Growth Company, page 5

6.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment. To the extent that it relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communication.

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Use of Proceeds, page 63

7.

Refer to the fourth and fifth bullet points. Please specify how far in the development of each of preclinical pipeline and Discovery Program you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 64 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 81

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Our Strategy, page 90

9.

You state that you are focused on a biomarker-driven approach. Please discuss whether this approach may limit the potential market for your product candidates and whether you may be required to conduct additional clinical trials on a broader patient population in order to obtain approval. We note your disclosure on page 88 that you anticipate initiating a clinical trial in an additional genetic subset of FTD patients.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 106 of the Registration Statement.

Our Pipeline Programs, page 94

10.

For each of the PGRN, TREM2, and SIGLEC 3 preclinical trials discussed in this section, please expand the description of these trials to provide specific details and results of the studies, including, the date(s) of the trials and the location; the identity of any trial sponsor, as applicable; patient information (e.g., number of animals modeled and treated and the criteria for participation in the study); duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the p-values supporting statistical significance. Similarly revise the description of the Phase 1 trials to the extent this information is available.

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The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 102, 103, 104, 105, 108, 109, 111 and 112 of the Registration Statement.

Anti-Takeover Effects of Certain Provisions of Delaware Law . . . .

Exclusive Forum, page 159

11.

We note that the amended and restated Certificate of Incorporation that will be effective on closing of this offering and your disclosure here identifies the Delaware Court of Chancery as the exclusive forum for certain litigation, including “any derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your governing documents states this clearly.

The Company respectfully advises the Staff that it plans to include exclusive forum provisions in the Company’s Amended and Restated Bylaws (the “Amended Bylaws”) that will be effective upon the closing of this offering instead of the Company’s Amended and Restated Certificate of Incorporation that will be effective upon the closing of this offering and has revised the disclosure in the Registration Statement accordingly. In addition, the Company advises the Staff that the exclusive forum provisions in the Amended Bylaws will clarify that the designation of the Delaware Court of Chancery as the exclusive forum will not apply in certain circumstances, including actions where another court has exclusive jurisdiction. The Amended Bylaws state that, “[u]nless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware or the corporation’s certificate of incorporation or these bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction” (emphasis added). Accordingly, the provision does not designate the Court of Chancery as the exclusive forum for any derivative action arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since there is exclusive federal jurisdiction for such an action, and instead designates the federal district court for the District of Delaware in such instance. Further, in response to the Staff’s comment, the Company has updated the disclosure on pages 59, 60 and 167 of the Registration Statement to clarify the exceptions to the exclusive forum designation in the Company’s Amended Bylaws.

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12.

We note that the amended and restated Certificate of Incorporation that will be effective upon closing of this offering and your disclosure identify the federal district courts as the exclusive forum for claims arising under the Securities Act. Please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 60 and 167 of the Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition

Collaboration Revenue, page F-10

13.	Regarding your collaboration with AbbVie, please provide us the following:

•	An analysis with reference to the accounting literature on which you relied supporting your accounting for AbbVie’s option to enter into a license and collaboration agreement with you.

•	The duration over which the Phase 2 clinical trials are expected to be completed.

•	A description and amount by milestone, option-exercise fee or by type for the $985.6 million in milestone payments and option-exercise fees.

On October 16, 2017, the Company entered into a co-development and option agreement (the “Agreement”) with AbbVie Biotechnology, Ltd. (“AbbVie”). Under the Agreement, the Company is obligated, at its own cost, to perform research and development services for the antibodies in the TREM2 and SIGLEC3 programs through the end of Phase 2 clinical trials. At the end of the Phase 2 clinical studies, AbbVie will have the right to exercise an option to enter into a license and collaboration agreement with the Company for one or both programs for a milestone fee of $[***] million each. If AbbVie exercises its option for a program, AbbVie will take over the development of the product candidates for such program and costs will be split between the parties. The Company and AbbVie would share in profits and losses upon commercialization of any products from such program.

In order to assess whether the Agreement is a collaborative arrangement, the Company considered the scope guidance of Topic 808, Collaborative Arrangements (“Topic 808”), namely whether the parties have active participation and exposure to the significant risks and rewards from the commercial success of the activity. The Agreement is considered to be in the scope of Topic 808 as the parties are active participants and subject to the risks and rewards of the development activities. The Company also further considered whether an analogy to Topic 606, Revenue from Contracts with Customers (“Topic 606”), would be appropriate for all or a portion of the Agreement. During the initial phase of the Agreement, through the completion of the Phase 2 trials (the “Phase 2 Activities”), the Company is obligated to perform defined research services for AbbVie for a fixed fee of $205 million.

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The Company considers performing research and development services and licensing its technology to be part of its ordinary activities. The Phase 2 Activities are considered to be analogous to a customer/vendor relationship because the Company will be providing goods and services that are part of the Company’s ordinary activities in exchange for consideration. The Company has concluded that an analogy is appropriate to Topic 606 for the Phase 2 Activities for which the Company is obligated to conduct research and development services for AbbVie in exchange for a fixed fee.

Upon the AbbVie option election, management expects that the cost sharing and profit sharing payments will be accounted for following the illustrative examples in Topic 808 and that an analogy to Topic 606 would not be appropriate for the cost sharing and profit sharing activities.

The Company evaluated the accounting for the Phase 2 Activities under an analogy to Topic 606, including the identification of performance obligations in the contract. The Company identified two performance obligations for the Phase 2 Activities, which are (i) the research and development of the AL002 program through Phase 2 clinical trials, and (ii) the research and development of the AL003 program through Phase 2 clinical trials.

The Company considered whether the options to enter into a license and collaboration agreement with AbbVie for AL002 and AL003 were performance obligations. The Company considered the Guidance in ASC 606-10-55-42 and 43, which states:

42 If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market). If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

43 If a customer has the option to acquire an additional good or service at a price that would reflect the standalone selling price for that good or service, that option does not provide the customer with a material right even if the option can be exercised only by entering into a previous contract. In those cases, the entity has made a marketing offer that it should account for in accordance with the guidance in this Topic only when the customer exercises the option to purchase the additional goods or services.

The FASB Board indicated in the Basis for Conclusions of Topic 606 that the purpose of this guidance is to identify and account for options that customers are paying for (often implicitly) as part of the current transaction. Topic 606 does not provide any bright lines about what constitutes a “material” right. However, the guidance states that if the discounted price the customer would receive by exercising the option reflects the standalone selling price that a customer without an existing relationship with the entity would pay, the option does not provide a material right, and the entity is deemed to have made a marketing offer. However, Topic 606 goes on to clarify in the basis for conclusions (paragraph BC390) that “the Boards decided that the benefits to users of the financial statement of allocating some of the

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transaction price to the price and availability guarantees inherent in the time value component of the option price would not have justified the costs and difficulties to do so.” As such, the measurement of the standalone selling price of an option should be based on the “intrinsic value” of the option and does not include the time value component.

Under the guidance above, the Company considered whether the option grants in the contract are material rights by evaluating whether they were offered at a price below their standalone selling price, i.e. the exercise price of the option was “in-the-money” either (i) at the date of the contract execution (the “intrinsic value”), and (ii) expected to be in-the-money on the date of the exercise of the option.

With respect to the option exercise price on the date of the Agreement, the Company concluded that the option was not “in-the-money” at the inception of the Agreement because the option exercise fee of $[***] million was higher than the current value of the underlying license at that point in time. Management did not prepare a formal valuation of the programs at their preclinical stage of development at the contract execution date, but benchmark transactions for license fees paid for preclinical programs indicate that most preclinical programs would only yield up-front fees of single digit millions or perhaps tens of millions in license agreements. When compared to the $[***] million opt-in price, management asserts that the customer option clearly does not have intrinsic value. Furthermore, management believes that the $[***] million opt-in price is representative of the potential increase in the valuation of the program over the development period and is representative of the risks and rewards in the development process and was not established to provide a discount relative to the expected value of the program at the time the option can be exercised. For example, neurology has historically been a very challenging area for drug development. Clinical success rates in neurology have been below the average success rates for clinical development as reported by the Biotechnology Industry Organization, with a 59.1% average success rate in Phase 1 studies and a 29.7% average success rate in Phase 2 studies for clinical trials conducted from 2006 to 2015. The concomitant average success rate for a pre-clinical product reaching a successful conclusion to Phase 2 in Neurology was only 17.5%. As the option does not provide AbbVie with a discount on the intellectual property license, the option would not be considered a material right, and therefore not a performance obligation in the contract.

The Company concluded that $[***] million option exercise right is not an option with material rights because the $205 million upfront payment to the Company was not negotiated to provide an incremental discount for the future option payment. The option is exercisable upon the completion of the Phase 2 Activities. The option exercise to “opt in” provides AbbVie with a license for intellectual property that may be improved from the time that the Agreement was executed. The option exercise price of $[***] million was not negotiated with the intent of providing a discount to AbbVie. The exercise fee is considered by the Company to be a fair fee for a subsequent IP license to the program, assuming a reasonably successful result of development activities through the completion of the Phase 2 Activities, reasonably expected competitive conditions, and reasonably expected reimbursement and other market factors. Therefore, the option is not considered to be a material right.

Based on the above, the Company concluded that the option exercise price is not “in-the-money” and therefore, the option exercise does not provide any material rights at the inception of the Agreement.

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The Phase 2 Activities for AL002 and AL003 are expected to be conducted through 2023. However, as disclosed in the Registration Statement, clinical testing is subject to uncertainty for the reasons outlined in our risk factor entitled “We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.”

[***]

General

14.

Please provide us mockups of any pages that include any additional graphics or artwork, including accompanying captions. Please keep in mind, in scheduling printing and distributing the preliminary prospectus, that we may have comments after reviewing the materials. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

15.	We have received your application for confidential treatment for portions of certain exhibits. Please note we will provide under separate cover any comments we may have on your application.

The Company respectfully acknowledges the Staff’s comment.

* * * *

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Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Arnon Rosenthal, Ph.D., Alector, Inc.

Sabah Oney, Ph.D., Alector, Inc.

Stephanie Yonker, Ph.D., Alector, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP